Exhibit 15.4
DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244
May 12, 2008
Petróleo Brasileiro S.A.
Av. Republica de Chile, 65/1702
Rio de Janeiro
Brazil 20031-912
Ladies and Gentlemen:
We hereby consent to the three (3) references to DeGolyer and MacNaughton as set forth under the headings “Presentation of Information Concerning Reserves,” “Item 4 - Information on the Company - Overview of the Group,” and “Item 19 - Exhibits” in the Annual Report on Form 20-F of Petróleo Brasileiro S.A. (Petrobras) for the year ended December 31, 2007.
We prepared estimates, as of December 31, 2007, of the proved crude oil, condensate, and natural gas reserves and the oil equivalent of 79 fields with interests owned by Petrobras. These estimates were prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(13) of Regulation S-X of the United States Securities and Exchange Commission. The fields are located in Brazil and offshore from Brazil. The volumes of proved reserves estimated, as of December 31, 2007 are 8,355 million barrels of oil and condensate; 7,541 billion cubic feet of marketable gas, and 9,611 million barrels of oil equivalent. These estimates and the fields evaluated are those contained in our letter report dated March 12, 2008, on estimates of proved crude oil, condensate, and natural gas reserves and the oil equivalent of 79 fields with interests owned by Petróleo Brasileiro S.A. as of December 31, 2007 and are subject to the explanations, definitions, qualifications, assumptions, and conclusions contained in the letter report.
Very truly yours,
/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON